  EXHIBIT 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

JUNE 30, 2023, and 2022

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company’s auditors have not performed a review of these interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		June 30,	March 31,
		2023	2023
	Note	($)	($)

ASSETS

Current assets
Cash	3	7,324,073	5,131,510
Amounts receivable and other assets	6	117,715	218,351
Marketable securities	4	82,342	139,284
		7,524,130	5,489,145
Non-current assets
Restricted cash	5	539,834	539,834
Right-of-use asset	13	57,164	62,208
Total assets		8,121,128	6,091,187

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	718,822	1,180,863
Advanced contributions received	7(b, c)	6,973,993	4,124,349
Balances due to related parties	11	582,418	530,512
Lease liability	13	21,435	20,696
		8,296,668	5,856,420

Non-current liabilities
Director’s loan	9	678,477	648,005
Lease liability	13	46,608	52,207
Total liabilities		9,021,753	6,556,632

Shareholders’ deficiency
Share capital	10	65,228,921	65,228,921
Reserves	10	4,259,712	4,289,896
Accumulated deficit		(70,389,258)	(69,984,263)
		(900,625)	(465,446)

Total liabilities and shareholders’ deficiency		8,121,128	6,091,186

Nature of operations and going concern (note 1)
Events after the reporting period (note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of (Income) Loss
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended June 30,
	Note	2023	2022
		($)	($)
Expenses
Exploration and evaluation	7	2,395,347	1,809,381
Assays and analysis		360,966	50,756
Drilling		–	342,027
Environmental		17,470	–
Equipment rental		37,466	–
Freight		24,591	–
Geological, including geophysical		804,324	198,506
Graphics		10,982	–
Helicopter and fuel		431,025	213,775
Property acquisition and assessments costs		102,928	102,418
Site activities		444,521	727,583
Socioeconomic		44,806	128,534
Technical data		14,453	11,250
Travel and accommodation		101,815	34,532

Administration		181,113	146,576
Legal, accounting and audit		3,944	8,469
Office and administration	12(b)	72,332	67,608
Rent		12,595	9,900
Shareholder communication		70,906	33,230
Travel and accommodation		16,265	4,442
Trust and regulatory		5,071	22,927

Equity-settled share-based compensation		26,758	38,792

Cost recoveries	7	(1,799,566)	(2,538,247)

		803,652	(543,498)
Other items
Finance income		(85,956)	(1,983)
Interest expense – director’s loans	9	24,932	28,712
Accretion expense - office lease		2,071	2,596
Other fee income	7	(375,000)	(239,835)
Amortization of right-of-use asset		5,045	5,044
Transaction cost – director’s loans	9	30,472	18,661
Foreign exchange loss		(220)	593
Net (income) loss		404,996	(729,711)

Other comprehensive (income) loss
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		56,942	(98,524)
Total other comprehensive (income) loss		461,938	(828,235)

Basic and diluted (income) loss per share		0.00	(0.00)

Weighted average number of common
shares outstanding		186,602,894	186,602,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Comprehensive Income (loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,
	2023	2022

Net income (loss)	$(404,996)	$729,711

Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(56,942)	98,524
Total other comprehensive income (loss)	(56,942)	98,524

Comprehensive income	$(461,938)	$828,235

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)

Balance at April 1, 2022	186,602,894	65,228,921	2,386,230	(1,327,802)	3,035,907	(69,951,679)	(628,423)
Net loss for the period	–	–	–	–	–	729,711	729,711
Other comprehensive loss for the period	–	–	–	98,524	–	–	98,524
Total comprehensive loss	–	–	–	98,524	–	729,711	828,235
Issuance of share purchase warrants	–	–	–	–	99,191	–	99,191
Equity-settled share-based compensation	–	–	38,792	–		–	38,792
Balance at June 30, 2022	186,602,894	65,228,921	2,425,022	(1,229,278)	3,135,098	(69,221,968)	337,795

Balance at April 1, 2023	186,602,894	65,228,921	2,650,490	(1,495,692)	3,135,098	(69,984,262)	(465,445)
Net income for the period	–	–	–	–	–	(404,996)	(404,996)
Other comprehensive loss for the period	–	–	–	(56,942)	–	–	(56,942)
Total comprehensive income	–	–	–	(56,942)	–	(404,996)	(461,938)
Equity-settled share-based compensation	–	–	26,758	–	–	–	26,758
Balance at June 30, 2023	186,602,894	65,228,921	2,677,248	(1,552,634)	3,135,098	(70,389,258)	(900,625)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,
	Note	2023	2022
		($)	($)
Operating activities
Net income (loss) for the period		(404,996)	729,711
Adjustments for:
Amortization of right-of-use asset	13	5,045	5,044
Equity-settled share-based compensation		26,758	38,792
Office lease accretion per IFRS 16	13	2,071	2,596
Office base rent recorded as lease reduction per IFRS 16	13	(6,931)	(6,605)
Interest expense – director’s loans	9	–	28,712
Transaction cost – director’s loans	9	30,472	18,661

Changes in working capital items
Amounts receivable and other assets		100,636	(83,638)
Restricted cash		–	(294,455)
Accounts payable and accrued liabilities		(462,042)	1,070,887
Advanced contributions received	7	2,849,644	–
Balances due to related parties		51,906	14,797
Net cash provided by (used in) operating activities		2,192,563	1,524,501

Financing activities
Proceeds from director’s loan		–	350,000
Net cash provided by (used in) financing activities		–	350,000

Net increase in cash		2,192,563	1,874,501
Cash, beginning balance		5,131,510	370,784
Cash, ending balance		7,324,073	2,245,285

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the year ended June 30, 2023 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at June 30, 2023, the Company had cash of $7,324,073, working capital deficiency of $772,538, and an accumulated deficit of $70,389,258.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2023. Results for the reporting period ended June 30, 2021 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements for issuance on August 28, 2023.

(b) Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd., (the “Subco”) incorporated under the laws of British Columbia. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY District. On March 31, 2021, the Subco was dissolved, did not have any assets, liabilities, income or expenses, and all intercompany balances and transactions had been eliminated.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c) Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2023.

(d) Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

The functional and presentational currency of the Company is the Canadian Dollar (“CAD”).

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company.

4. MARKETABLE SECURITIES

As at June 30, 2023, the fair value of its current holdings was $82,342 (March 31, 2023 - $139,284) and the negative change of fair value adjustment of $56,942 for the period ended June 30, 2023 (June 30, 2022 – postive change of fair value adjustment of $98,524). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at June 30, 2023, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase(Decrease)
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	49,500	(858,000)
Carlyle Commodities Corp - Warrants	550,000	727,000	19,000	(708,000)
Other	1,329,189	14,237	13,843	(394)
Total	2,429,189	1,648,737	82,343	(1,566,394)

5. RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

6. AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30, 2023	March 31, 2022
	($)	($)
Sales tax refundable	111,985	199,184
Prepaid	5,730	19,167
	117,715	218,351

7. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a) IKE District

The IKE Property mineral claims (a subset of the IKE District mineral tenure) carry a net smelter return (“NSR”) royalty obligation of 1%, subject to a $2 million cap and which the Company is able to purchase at any time by payment of the same amount. These claims carry an additional NSR royalty of 2%, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

The Granite Property mineral claims (a subset of the IKE District mineral tenure) are subject to a 2% NSR royalty which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b) JOY District

In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors to purchase 100% of the JOY Property mineral claims (a subset of the JOY District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $335,299.

In addition, the Company concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which the Company can purchase 100% of the PINE Property mineral claims (a subset of the JOY District Mineral tenure).

In October 2018, Amarc acquired a 100% interest in Cascadero’s 49% interest in the PINE Property by completing total cash payments of $1,000,000 and issuing 5,277,778 common shares.

In December 2019, the Company amended the GFTEC Agreement to purchase GFTEC’s 51% interest in the PINE Property. Under the terms of the amendment Amarc purchased outright GFTEC’s 51% interest in the PINE Property by issuing to GFTEC 5,000,000 common shares of the Company. As such, Amarc now holds a 100% interest in the PINE Property mineral claims.

The PINE Property is subject to a 3% underlying NSR royalty payable to a former owner. The Company reached an agreement with the former owner to cap the 3% NSR royalty at $5 million payable from production for consideration totaling $100,000 and 300,000 common shares payable in stages through to January 31, 2019 (completed).

GFTEC retains a 2.5% net profits interest (“NPI”) royalty on mineral claims comprising approximately 96% of the PINE Property, which are subject to a NSR royalty payable to a former owner (“Underlying NSR”) and a 1% NSR royalty on the balance of the claims that are not subject to the Underlying NSR royalty. The NPI royalty can be reduced to 1.25% at any time through the payment to GFTEC of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% through the payment to GFTEC of $2.5 million in cash or shares.

In November 2019 Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District mineral tenure. The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the Company’s JOY porphyry Cu-Au District Property.

Under the terms of the Agreement, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% interest, for a total 70% interest by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

The Company initially records the amounts of contributions received or receivable from Freeport pursuant to the Agreement as a liability (advanced contributions received) in the consolidated statements of financial position, and subsequently reallocates amounts as cost recoveries in the consolidated statements of (income) loss as the Company incurs the related expenditures.

(c) DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (Note 11(c)) to purchase a 100% interest in the DUKE Property mineral claims (a subset of the DUKE District mineral tenure) for the reimbursement of the vendor’s direct acquisition costs of $168,996.

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the “Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which $5 million is a committed amount to be spent in calendar 2022 and early calendar 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of $10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the DUKE District. At that stage, each party will be responsible for funding its own pro-rata share of project costs, or be subject to customary equity dilution, converting to a capped royalty if it falls below a 10% participating interest.

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the Agreement as a liability (Advanced contributions received) in the consolidated statements of financial position, and subsequently recognizes amounts as cost recoveries in the consolidated statements of (income) loss as the Company incurs the related expenditures.

During the three months ended June 30, 2023, the Company recorded a gross amount of cost recovery of $1,799,566 offsetting the expenditures incurred pursuant to the Agreement.

During the three month period ended June 30, 2023, the Company earned a fee of $375,000 as the project operator.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d) Other property transactions

During the year ended March 31, 2020, the Company received a non-refundable payment of US$200,000 (CDN$260,115) pursuant to an option agreement, whereby an arms-length third party optionee agreed to earn an initial 51% interest in the Windfall Project which was comprised of 25 mineral claims located within the IKE District , by spending US$4.2 million of exploration expenditures by October 21, 2022. On May 25, 2021, this option agreement was terminated by mutual consent of both the Company and the optionee.

On December 16, 2020 (the “Closing Date”), the Company closed the sale of its Newton Property, located in south-central BC, to Isaac Mining Corp. (“IMC”), an arms-length private company and a wholly-owned subsidiary of Carlyle Commodities Corp. (“Carlyle”). Pursuant to this sale, the Company received $300,000 in cash from IMC and 5.5 million common shares and 5.5 million warrants of Carlyle as consideration. The 5.5 million common shares were measured at $907,500 based on the fair market value of $0.165 per share on the Closing Date. The 5.5 million warrants were measured at $727,000 using the Black-Scholes option pricing model with the following assumptions: risk free-interest rate – 0.38%; dividend yield – 0.00%; expected volatility – 139.0%; expected life – 4.98 years. As Carlyle consolidated its common shares on a basis of 10 to 1 on September 1, 2022, the 550,000 post-consolidated warrants are exercisable at $5 per warrant until December 8, 2025.

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10,000,000 has been paid after which the NSR royalty reduces to 0.5%. The Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1,000,000 has been paid to optionor.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2023	March 31, 2022
	($)	($)
Accounts payable	471,435	944,393
Accrued liabilities	247,387	236,470
Total	718,822	1,180,863

9. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On December 13, 2021, a total of $160,000 in interest was paid.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company entered into a Second Loan Amendment Agreement dated May 25, 2022, pursuant to which it agreed to a $100,000 increase to the existing Loan (the “Additional Loan”). The Additional Loan is unsecured, bears interest at a rate of 10% per annum and is repayable on or before the earlier of November 26, 2024, the occurrence of a default or on achievement of financing milestones.

In connection with the Additional Loan, the Company issued to the Lender a loan bonus comprising of 1,176,470 common share purchase warrants (the “Bonus Warrants”), each entitling the holder to acquire one common share of the Company until November 26, 2024 at a price of $0.085 per share.

On June 15, 2022, the Company obtained an additional short-term loan (the “Short-term Loan”) of $250,000 with an interest rate of 12% per annum from the Lender.

In January 2023, the Company repaid the Additional Loan and Short-term Loan, including accrued interest accrued to the date of repayment.

The change in the Loan balance is as follows:

	Three months ended	Year ended
	June 30, 2023	March 31, 2023
	($)	($)
Opening balance	648,005	644,642
Principal advances	–	350,000
Principal repayment	–	(350,000)
Transaction costs	–	(99,191)
Amortization of transaction costs	30,472	102,554
Closing balance	678,477	648,005

Finance expenses	Three months ended June 30,
	2023	2022
	($)	($)
Interest on loan	24,932	28,712
Amortization of transaction costs	30,472	18,664
Total	55,404	47,376

10. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $150,000.

On October 2, 2020, 2,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $100,000. $100 related to flow-through tax filing has been deducted from the gross proceeds as issuance costs.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Approximately $167,000 of the flow-through proceeds received were renounced to the shareholder as at December 31, 2020.

On December 2, 2021, 6,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $300,000.

As at June 30, 2023, the amount of flow-through proceeds remaining to be expended is approximately $245,000 (March 31, 2023 - $245,000), which in total must be incurred on or before December 31, 2023.

The BCMETC cannot be claimed by the Company on mineral exploration expenses related to meeting expenditure commitments pursuant to the issue of flow-through shares; however, the BCMETC itself, once received, may be used for any purpose.

As at June 30, 2023, there were 186,602,894 (March 31, 2023 – 186,602,894) Common Shares issued and outstanding.

(b) Share purchase options

On March 9, 2022, the Company granted 3,480,000 incentive stock options to certain associates to acquire an aggregate of 3,480,000 common shares at $0.12 per share, for a period of three to five years, of which approximately 50% are being granted to insiders (Note 11(a)). All of the options are subject to the required TSXV acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $366,912 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.65%; expected volatility of 139%; underlying market price of $0.12; strike price of $0.12; expiry term of 3 - 5 years; and dividend yield of nil.

On July 8, 2022, the Company entered into an Investor Relations Agreement (the “Agreement”) with Kin Communications Inc. (“Kin”). Pursuant to the Agreement, the Company granted Kin 1,000,000 stock options entitling Kin to purchase 1,000,000 common shares of the Company at a price of $0.11 per share for a period of five years. These options vest in four instalments of 25% each instalment, with the first instalment vesting 90 days after the effective date of the Agreement. The fair value of these options was determined at $88,486 using the Black-Scholes pricing model based on the following assumptions: risk-free rate of 3.21%; expected volatility of 139%; underlying market price of $0.10; strike price of $0.11; expiry term of 5 years; and, dividend yield of nil.

On April 11, 2023, the Company granted 520,000 incentive stock options to certain associates to acquire an aggregate of 520,000 common shares at $0.125 per share, for a period of three to three years, of which approximately 200,000 options are being granted to insiders (Note 11(a)). All of the options are subject to the required TSXV acceptance and customary vesting provisions over 24 months. The fair value of these options at issue was determined to be $49,647 using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.56%; expected volatility of 123%; underlying market price of $0.13; strike price of $0.125; expiry term of 3 years; and dividend yield of nil.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following summarizes changes in the Company’s share purchase options:

	June 30, 2023		March 31, 2023
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.10	6,480,000	0.09	5,480,000
Granted	0.125	520,000	0.11	1,000,000
Ending balance	0.11	7,000,000	0.10	6,480,000

The following summarizes information on the options outstanding and exercisable as at June 30, 2023:

		Weighted Average	Number of	Number of
		Remaining Contractual	Options	Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable

$0.05	4-Oct-24	1.27	2,000,000	2,000,000
$0.12	9-Mar-25	1.69	2,580,000	1,720,000
$0.12	9-Mar-27	3.69	900,000	500,000
$0.11	8-Jul-27	4.02	1,000,000	500,000
$0.125	11-Apr-26	2.78	520,000	156,000
		2.24	7,000,000	4,876,000

(c) Share purchase warrants

The following common summarizes changes in the Company’s share purchase warrants:

	June 30, 2023		March 31, 2023
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.06	6,176,470	0.05	5,000,000
Granted pursuant to the Loan (Note 9)		–	0.085	1,176,470
Ending balance	0.06	6,176,470	0.06	6,176,470

(i) 2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (Note 9). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and dividend yield of nil.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii) 2022 loan bonus warrants

In June 2022, 1,176,470 share purchase warrants were issued pursuant to the Loan (Note 9). The fair value of these warrants at issue was determined to be $99,191 at $0.085 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 3.28%; expected volatility of 138%; underlying market price of $0.11; strike price of $0.085; expiry term of 2.45 years; and dividend yield of nil.

11. RELATED PARTY TRANSACTIONS

	June 30, 2023	March 31, 2023
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	379,254	327,348
Robert Dickinson (interest payable)	190,082	190,082
United Mineral Services Ltd.	8,101	7,586
Thomas Wilson (CFO fees)	4,981	5,496
Total	582,418	530,512

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 9 includes the details of a director’s loan. Note 7(b) and 7(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the three month period ended June 30, 2023 and 2022, the Company’s President, Chief Executive Officer and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (Note 11(b)).

During the three month period ended June, 2023, the Company recorded share-based compensation expense of $11,679 (June 30, 2022 - $12,778) in relation to 1,950,000 (June 30, 2022 – 850,000) stock options issued to directors and officers of the Company in the prior year (Note 10 (b)).

During the three month period ended June 30, 2023, the Company incurred fees totaling $16,488 (2022 -$9,000) in respect of services provided by the Chief Financial Officer.

During the three month period ended June 30, 2023, the Company incurred fees totaling $35,293 (2022 - $41,461) in respect of geological services provided by the VP Exploration.

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended June 30,
	2023	2022
(rounded to the nearest thousand CAD)	($)	($)
Services received from HDSI and as requested by the Company	290,000	186,000
Information technology – infrastructure and support services	15,000	15,000
Office rent	13,000	10,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	81,000	36,000
Total	399,000	247,000

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. There were no transactions with UMS that occurred during the three months ended June 30, 2023 and 2022.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12. SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended June 30,
	2023	2022
Salaries, fees and benefits	($)	($)
Exploration and evaluation expenses	944,000	508,000
Administration expenses	56,000	53,000
	1,000,000	561,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (Note 12(b)) and other salaries and benefits expenses classified as administration expenses

(b) Office and administration expenses

Office and administration expenses include the following:

	Three months ended June 30,
	2023	2022
	($)	($)
Salaries and Benefits	59,000	53,000
Data processing and retention	3,000	4,000
Insurance	7,000	7,000
Other office expenses	5,000	4,000
	74,000	68,000

(1)	rounded to the nearest thousand dollar

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

Right-of-use asset

A summary of the changes in the right-of-use asset for the three months ended June 30, 2023 and March 31, 2023 are as follows,

Right-of-use-asset	($)
Balance at March 31, 2022	82,384
Amortization	(20,176)
Balance at March 31, 2023	62,208
Amortization	(5,044)
Balance at June 30, 2023	57,164

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

A summary of changes in the lease liability during the three months ended June 30, 2023 and March 31, 2023 are as follows:

Lease liability	($)
Balance at March 31, 2022	90,028
Lease payment – base rent portion	(26,745)
Lease liability – accretion expense	9,620
Balance as at Mach 31, 2023	72,903
Current portion	20,696
Long-term portion	52,207

Lease liability	($)
Balance at March 31, 2023	72,903
Lease payment – base rent portion	(6,931)
Lease liability – accretion expense	2,071
Balance as at March 31, 2023	68,043
Current portion	21,435
Long-term portion	46,608

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2024 (July 1, 2023 to March 31, 2024)	21,126
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	79,803
Less: imputed interest	(11,760)
Lease liability as at March 31, 2023	68,043

14. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the three months ended June 30, 2023.

(b) Carrying amounts and fair values of financial instruments

The Company’s marketable securities are carried at fair value based on quoted prices in active markets.

As at June 30, 2023 and March 31, 2023, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at June 30, 2023 and March 31, 2023, the Company’s exposure to interest rate risk was nominal.

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AMARC RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements.

For the three months ended June 30, 2023, and 2022

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at June 30, 2023 and March 31, 2023, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

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